										OMB APPROVAL
										OMB Number:3235-0145
										Expires: August 31, 1999
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										hours per form 14.90

						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. 2)

						Intrenet Inc.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						461190100
					   (CUSIP Number)

				   Benjamin L. Douglas, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
					(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

					January 29, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (10-97)

CUSIP No. 461190100								Page 2 of 14 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Vincent Andrew Carrino
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF, PF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				83,800
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				4,096,833
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				83,800
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						4,236,233
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,320,033
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	31.9
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 461190100								Page 3 of 14 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Brookhaven Capital Management, LLC
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				4,038,633
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						4,038,633
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,038,633
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	29.8
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO, IA

CUSIP No. 461190100								Page 4 of 14 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Brookhaven Capital Management Co., Ltd.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				58,200
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						58,200
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	58,200
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	0.4
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO, IA

CUSIP No. 461190100								Page 5 of 14 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Watershed Partners, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				1,421,253
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,421,253
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,421,253
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	10.5
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 461190100								Page 6 of 14 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Piton Partners, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				250,010
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						250,010
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	250,010
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	1.8
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 461190100								Page 7 of 14 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Watershed (Cayman) Ltd.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				1,121,850
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,121,850
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,121,850
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	8.3
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO

CUSIP No. 461190100								Page 8 of 14 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Robert B. Fagenson
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	PF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				52,000
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				25,000
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				52,000
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						25,000
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	77,000
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/X/
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	0.6
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 461190100								Page 9 of 14 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Gerald Anthony Ryan
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	PF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				155,000
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				0
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				155,000
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						0
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	155,000
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/X/
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	1.1
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 461190100								Page 10 of 14 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Intrenet Inc. (the "Issuer"). The principal executive office of the Issuer is located at 400 TechneCenter Drive, Suite 200, Milford, OH 45150.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Brookhaven Capital Management Co., Ltd. ("BCM Co."), Brookhaven
Capital Management, LLC ("BCM, LLC"), Vincent Andrew Carrino ("Carrino"), Watershed Partners, L.P. ("WP"), Piton Partners, L.P. ("PP"), Watershed (Cayman) Ltd. ("WCL"), Robert B. Fagenson ("Fagenson") and Gerald Anthony
Ryan ("Ryan") (collectively, the "Filers").

	(b)	The business address of BCM Co., BCM, LLC, Carrino, WP and PP is
3000 Sandhill Road, Building 3, Suite 105, Menlo Park, CA 94025. The business address of WCL is c/o Hemisphere Fund Managers Limited, 3rd Floor, Harbour Centre, P.O. Box 30362, SMB, George Town, Cayman Islands. The business address of Fagenson is 19 Rector Street, New York, NY 10006. The business address of Ryan is 3230 W. Lake Road, Erie, PA 16505.

	(c)	Carrino is the president and sole shareholder of BCM Co. and the manager and principal member of BCM, LLC. Fagenson is the chairman of Fagenson & Company, Inc., a registered broker-dealer. Ryan is the chairman of Rent-Way, Inc. See Item 6 for an additional description of the relationships among the Filers.

	(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Carrino, Fagenson and Ryan are citizens of the United States of
America. BCM Co. is a New York corporation. BCM, LLC is a California limited liability company. WP and PP are Delaware limited partnerships.
WCL is a Cayman Islands exempted company.

CUSIP No. 461190100								Page 11 of 14 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser		Source of Funds			Amount

BCM, LLC		Funds under Management*	$11,125,247
BCM Co.		Working Capital			$   159,346
WP			Working Capital			$ 3,922,403
PP			Working Capital			$   688,811
WCL			Working Capital			$ 3,112,957
Carrino		Personal Funds			$   212,262
Carrino		Affiliate				$   408,604
Fagenson		Personal Funds			$   213,715
Ryan			Personal Funds			$   426,250

*Includes funds of WP, PP, WCL and other advisory clients used to purchase the Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The Filers have discussed, and intend to continue to discuss, with management and members of the Board of Directors of the Issuer, the strategies the Issuer plans to employ to maximize shareholder value, including, but not limited to, the composition of the Issuer's Board of Directors, corporate acquisitions and expansion of its existing operations.

The Filers have communicated with members of the Issuer's Board of Directors, including its Chairman, the Filers' views as to the merits of changes in the makeup of the Issuer's current Board of Directors. The Filers believe that active independent directors with a long-term strategic view of maximizing shareholder value will provide useful guidance to the Issuer's management. As part of the Filers' desire to strengthen the composition of the Issuer's Board of Directors, the Filers intend to support the election of Carrino, Fagenson and Ryan as independent directors, and election of Fagenson as Chairman of the Board. The Filers may seek a special shareholders meeting, for the purpose of electing a new slate of Directors, prior to the Issuer's next annual shareholder meeting.

The Filers have also been in contact, and may continue to be in contact, with other significant shareholders of the Issuer regarding the above-mentioned matters. The Filers may buy or sell additional shares of Stock in the open market from time to time.

CUSIP No. 461190100								Page 12 of 14 Pages


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page. The Filers have effected the following open market transaction in the Stock since January 7, 1999:

		Purchase					Number		Price
Name		or Sale		Date			of Shares		per Share
WP		P			 1/8/99		 3,300		$3.25
Carrino	P			 1/8/99		 8,000		$3.4353
Carrino	P			 1/8/99		 8,000		$3.4353
Carrino	P			 1/8/99		 7,000		$3.4354
Carrino	P			 1/8/99		 7,000		$3.4354
WP		P			1/15/99		 7,100		$3.625
WP		P			1/20/99		12,400		$4.00
Carrino	P			1/20/99		 4,500		$4.1331
Carrino	P			1/20/99		 3,000		$4.1333
Carrino	P			1/21/99		 1,000		$4.0546
Carrino	P			1/21/99		 2,000		$4.0534
WCL		P			1/22/99		 5,000		$4.00
BCM, LLC	P			1/25/99		 2,500		$3.875
WCL		P			1/25/99		15,000		$4.00
WCL		P			1/26/99		 8,000		$3.9766
WP		P			1/27/99		 9,700		$4.1379
BCM, LLC	P			1/28/99		 2,000		$4.125
WP		P			1/28/99		 5,000		$4.1625
WP		P			1/29/99		10,000		$4.1875

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

BCM, LLC is a registered investment adviser whose clients, including WP, PP and WCL, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. BCM, LLC is the general partner of WP and PP, which are investment limited partnerships. Carrino is the sole shareholder of BCM Co. and the sole manager and majority member of BCM, LLC. No single client of BCM, LLC, other than WP and WCL, holds more than 5 percent of the Stock.

The Filers have agreed to vote their shares of the Stock in support of the policies and plans discussed in Item 4.

CUSIP No. 461190100								Page 13 of 14 Pages


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	February 4, 1999


BROOKHAVEN CAPITAL MANAGEMENT				/s/ Vincent Andrew Carrino
CO., LTD.								Vincent Andrew Carrino

By:	/s/ Vincent Andrew Carrino			/s/ Robert B. Fagenson
	Vincent Andrew Carrino				Robert B. Fagenson
	President

BROOKHAVEN CAPITAL MANAGEMENT, LLC			/s/ Gerald Anthony Ryan
									Gerald Anthony Ryan
By:	/s/ Vincent Andrew Carrino
	Vincent Andrew Carrino
	Manager						WATERSHED (CAYMAN) LTD.

WATERSHED PARTNERS, L.P. 				By:  Brookhaven Capital
									Management, LLC
By:	Brookhaven Capital Management, LLC		Attorney-in-Fact
	General Partner						By: /s/ Vincent Andrew Carrino
	By:	/s/ Vincent Andrew Carrino		    Vincent Andrew Carrino
		Vincent Andrew Carrino			    Manager
		Manager

PITON PARTNERS, L.P.

By:	Brookhaven Capital Management, LLC
	General Partner
	By:	/s/ Vincent Andrew Carrino
		Vincent Andrew Carrino
		Manager

CUSIP No. 461190100								Page 14 of 14 Pages

												EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Intrenet Inc. For that purpose, the undersigned hereby constitute and appoint Brookhaven Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  January 8, 1999

BROOKHAVEN CAPITAL MANAGEMENT				/s/ Vincent Andrew Carrino
CO., LTD.								Vincent Andrew Carrino

By:	/s/ Vincent Andrew Carrino			/s/ Robert B. Fagenson
	Vincent Andrew Carrino				Robert B. Fagenson
	President

BROOKHAVEN CAPITAL MANAGEMENT, LLC			/s/ Gerald Anthony Ryan
									Gerald Anthony Ryan
By:	/s/ Vincent Andrew Carrino
	Vincent Andrew Carrino
	Manager						WATERSHED (CAYMAN) LTD.

WATERSHED PARTNERS, L.P. 				By:  Brookhaven Capital
									Management, LLC
By:	Brookhaven Capital Management, LLC		Attorney-in-Fact
	General Partner						By: /s/ Vincent Andrew Carrino
	By:	/s/ Vincent Andrew Carrino		    Vincent Andrew Carrino
		Vincent Andrew Carrino			    Manager
		Manager

PITON PARTNERS, L.P.

By:	Brookhaven Capital Management, LLC
	General Partner
	By:	/s/ Vincent Andrew Carrino
		Vincent Andrew Carrino
		Manager


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